1-8481

P.E. 4-30-02



02032334

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER



APR 30 2002

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2002   Commission File Number 1-8481

BCE Inc.
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_____   Form 40-F__X__

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____   No__X__

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

BCE Inc. hereby files a material change report dated April 30, 2002 concerning two public announcements made by BCE Inc. on April 24, 2002. This Form 6-K is incorporated by reference in the registration statement filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 on October 16, 2000 (Registration No. 333-12780), under Form S-8 on November 1, 2000 (Registration No. 333-12802) and under Form S-8 on November 1, 2000 (Registration No. 333-12804). Notwithstanding any reference to BCE Inc.'s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.'s Web site or any other site on the World Wide Web referred to in BCE Inc.'s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

MATERIAL CHANGE REPORT

Section 146 of the *Securities Act* (Alberta)
Section 85 of the *Securities Act* (British Columbia)
Section 76 of *The Securities Act*, 1990 (Newfoundland)
Section 81 of the *Securities Act* (Nova Scotia)
Section 75 of the *Securities Act* (Ontario)
Section 73 of the *Securities Act* (Quebec)
Section 84 of *The Securities Act*, 1988 (Saskatchewan)

Item 1 - Reporting Issuer

The name of the reporting issuer is BCE Inc. ("BCE"), the head office of which is located at 1000 de La Gauchetière West, Suite 3700, Montreal, Québec, H3B 4Y7.

Item 2 - Date of Material Change

April 24, 2002.

Item 3 - Press Release

Press releases announcing the material change were issued by BCE on April 24, 2002 in Toronto, Ontario.

Item 4 - Summary of Material Change

On April 24, 2002, BCE announced that it would cease further long-term funding to Teleglobe Inc. ("Teleglobe"). Furthermore, BCE announced that it would provide only short-term periodic funding to Teleglobe on terms and conditions satisfactory to BCE up to a maximum aggregate amount of between U.S.$100 million and U.S.$125 million so that Teleglobe can provide continuing customer service and fund other operations-related needs while it reviews its options for the future, including possible business combinations and restructuring.

BCE also stated that it expects to take an impairment charge in the second quarter of 2002 of between $7.5 billion and $8.5 billion, relating principally to Teleglobe. Management of BCE has not yet determined the portion of the impairment charge that will be recorded in BCE's statement of operations.

On April 24, 2002, the Board of Directors of BCE announced that it had accepted the resignation tendered by Mr. Jean C. Monty as Chairman and Chief Executive Officer of BCE. Mr. Monty's resignation was effective on April 23, 2002. The Board of Directors of BCE further announced that it had appointed Mr. Michael J. Sabia as Chief Executive Officer and Mr. Richard J. Currie as non-executive Chairman of BCE.

Item 5 – Full Description of Material Change

On April 24, 2002, BCE announced that it would cease further long-term funding to Teleglobe. BCE announced that its decision was based on a number of factors, including: Teleglobe's revised business plan and outlook with associated funding requirements; a pragmatic assessment of Teleglobe's prospects; and, a comprehensive analysis of the state of the industry. Furthermore, BCE announced that it would provide only short-term periodic funding to Teleglobe on terms and conditions satisfactory to BCE up to a maximum aggregate amount of between U.S.$100 million and U.S.$125 million so that Teleglobe can provide continuing customer service and fund other operations-related needs while it reviews its options for the future, including possible business combinations and restructuring.

BCE also announced that the revised outlook provided by Teleglobe's management no longer meets the objectives of break-even free cash flow by 2003 and the prospect for "value recovery" of this investment, and the market prospects for data are not expected to improve in the foreseeable future. BCE also stated that it provided $550 million (U.S.$350 million) of funding since December 2001 and, as previously indicated, announced that it would now provide only short-term periodic funding, on terms and conditions satisfactory to BCE, up to a maximum aggregate amount of between U.S.$100 million and U.S.$125 million.

On April 24, 2002, BCE also announced that it is expected that Teleglobe will explore possibilities for a business combination and will enter into negotiations with its debt holders to restructure its debt. However, there can be no guarantee that Teleglobe will be successful in any of these efforts, and it might have to consider a court-supervised proceeding.

BCE also said that it is likely that in the event of a business combination or a restructuring, BCE's position in Teleglobe would eventually be materially diluted.

Consistent with BCE's ongoing review of the carrying value of it assets, BCE expects to take a significant impairment charge in the second quarter of 2002. More specifically, effective January 1, 2002, BCE adopted the new recommendations of Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. The standards require that all business combinations be accounted for using the purchase method. Additionally, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. Any impairment resulting from an annual impairment test is reported as a charge in the statement of operations. BCE's management is currently evaluating the impacts of the transitional and annual impairment tests and it is expected that they will result in an impairment charge in the range of $7.5 to $8.5 billion in the second quarter of 2002 relating principally to Teleglobe. Management of BCE has not yet determined the portion of the impairment charge that will be recorded in the statement of operations.

Finally, on April 24, 2002, the Board of Directors of BCE announced that it had accepted the resignation tendered by Mr. Jean C. Monty as Chairman and Chief Executive Officer of BCE. Mr. Monty's resignation was effective on April 23, 2002. The Board of Directors of BCE further announced that it had appointed Mr. Michael J. Sabia as Chief Executive Officer and Mr. Richard J. Currie as non-executive Chairman of BCE.

Item 6 - Reliance/Confidentiality

Not applicable

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

Marc J. Ryan
Corporate Secretary
(514) 870-8071

Item 9 - Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Montreal this 30th day of April, 2002.

BCE INC.

By:



Marc J. Ryan
Corporate Secretary



News Release

For immediate release

BCE ANNOUNCES EXECUTIVE CHANGES

Toronto, Ontario – April 24, 2002 — The Board of Directors of BCE today announced that they have accepted the resignation tendered by Jean C. Monty as Chairman and Chief Executive Officer of the Corporation, effective immediately.

The Board further announced that it has appointed Michael J. Sabia as Chief Executive Officer and Richard J. Currie as non-executive Chairman.

About BCE

BCE is Canada's largest communications company. It has 23 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry — CTV, Canada's leading private broadcaster, The Globe and Mail, Canada's National Newspaper and Sympatico-Lycos, the leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

— 30 —

For further information:
Don Doucette
Communications
On April 24: 1-888-482-0809
After April 24: 514-786-3924
Web site: www.bce.ca


BCE
Bell Canada
Enterprises

MICHAEL J. SABIA

Michael J. Sabia is President and Chief Operating Officer of BCE Inc. and Chief Operating Officer of Bell Canada.

Mr. Sabia joined BCE in October 1999 as Vice-Chairman and Chief Executive Officer of Bell Canada International. In July of 2000, he was named Executive Vice-President of BCE and Vice-Chairman, Corporate Bell Canada. He was appointed President of BCE in December 2000.

Before joining BCE, Mr. Sabia was an executive of Canadian National Railway Company (CN). Mr. Sabia joined CN as Vice-President, Corporate Development in 1993 and held several executive positions before being appointed Executive Vice-President and Chief Financial Officer in 1995.

Prior to joining CN, Mr. Sabia held a number of senior positions in the Canadian Federal Public Service, including Director-General of Tax Policy in the Department of Finance and Deputy Secretary to the Cabinet (Plans) in the Privy Council Office.

Born in St. Catharines, Ontario, Mr. Sabia, 48, is a graduate in economics and politics from Trinity College, University of Toronto (B.A.) and Yale University (M.A., M. Phil).

January 2002


BCE
Bell Canada
Enterprises

News Release

For Immediate Release

BCE CEASES LONG-TERM FUNDING TO TELEGLOBE

Toronto, Ontario, April 24, 2002 — BCE Inc. announced today that it will cease further long-term funding to Teleglobe Inc. This decision is based on a number of factors, including: Teleglobe's revised business plan and outlook with associated funding requirements; a pragmatic assessment of Teleglobe's prospects; and, a comprehensive analysis of the state of the industry. BCE will provide only short-term periodic funding to Teleglobe, on terms and conditions satisfactory to BCE, up to a maximum aggregate amount of between US$100 million and US$125 million so that Teleglobe can provide continuing customer service and fund other operations-related needs while it reviews its options for the future, including possible business combinations and restructuring.

Jean C. Monty, Chairman and Chief Executive Officer of BCE said, "Given the dramatic and continuing slide in the data and long haul marketplace, it was incumbent on management to conduct a pragmatic assessment of Teleglobe's operations and future prospects. Faced with a difficult situation, we have taken action in the best interests of our shareholders and customers. We believe the steps we have announced today will assist Teleglobe in ensuring customer service, in the short term, while seeking strategic alternatives."

The revised outlook provided by Teleglobe's management no longer meets the objectives of break-even free cash flow by 2003 and the prospect for "value recovery" of this investment, and the market prospects for data are not expected to improve in the foreseeable future. BCE provided C$550 million (US$350 million) of funding since December 2001 and will now provide only short-term periodic funding, on terms and conditions satisfactory to BCE, up to a maximum aggregate amount of between US$100 million and US$125 million.

It is expected that Teleglobe Inc. will explore possibilities for a business combination and will enter into negotiations with its debt holders to restructure its debt. There can be no guarantee that Teleglobe will be successful in any of these efforts, and it might have to consider a court-supervised proceeding.

It is likely that in the event of a business combination or a restructuring, BCE's position in Teleglobe would eventually be materially diluted.

Consistent with BCE's ongoing review of the carrying value of its assets, the Company expects to take an impairment charge, in the second quarter of 2002. The total aggregate amount is expected to be between $7.5 billion-$8.5 billion, relating principally to Teleglobe.

BCE is Canada's largest communications company. It has 23 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry — CTV, Canada's leading private broadcaster, The Globe and Mail, Canada's National Newspaper and Sympatico-Lycos, the leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

—30—

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release, including, but not limited to, statements concerning BCE Inc.'s intention to provide certain funding to Teleglobe Inc., possible transactions expected to be explored by Teleglobe, and BCE's expectation to take an impairment charge relating principally to Teleglobe, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events.

Factors which could cause results or events to differ materially from current expectations include, among other things: the fact that BCE is not obligated to provide any funding to Teleglobe; the risk that any funding provided by BCE may not be sufficient to ensure continuing customer service; uncertainty as to whether Teleglobe will be successful in carrying out any business combination or negotiating with its debt holders a debt restructuring and, accordingly, the risk that Teleglobe may become the subject of a court-supervised proceeding or that it may have to conduct a wind-down of some or all of its business; and the risks and costs associated with Teleglobe's negotiation of a business combination and a comprehensive debt restructuring, including the potential risks associated with the commencement of a court-supervised proceeding or a wind-down.

The forward-looking statements contained in this press release represent BCE's expectations as of April 24, 2002 and, accordingly, are subject to change after such date. However, BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:
Don Doucette
BCE Communications
(514) 786-3924
Web site: www.bce.ca

Isabelle Morin
BCE Investor Relations
(514) 786-3845

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.



Michael T. Boychuk
Corporate Treasurer

Date: April 30, 2002